UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Digital Dream Labs, LLC

Legal status of issuer

Form
LLC

Jurisdiction of Incorporation/Organization
Pennsylvania

Date of organization
July 27, 2012

Physical address of issuer
100 South Commons, Suite 102, Pittsburgh, PA 15212, USA

Website of issuer
https://www.digitaldreamlabs.com/

Current number of employees
15

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$1,022,014	$649,670
Cash & Cash Equivalents	$635,060	$190,324
Accounts Receivable	$294,321	$366,714
Short-term Debt	$239,659	$224,726
Long-term Debt	$(17,419)	$68,500
Revenues/Sales	$850,725	$420,314
Cost of Goods Sold	$251	$348,329
Taxes Paid	$0	$0
Net Income	$443,329	$(26,329)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
H. Jacob Hanchar
F3B7320F5C0440D...
(Signature)

H. Jacob Hanchar
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
H. Jacob Hanchar
F3B7320F5C0440D...
(Signature)

H. Jacob Hanchar
(Name)

Chief Executive Officer, Managing Member
(Title)

April 29, 2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Form C-AR
EXHIBIT B: Financials

EXHIBIT A
FORM C-AR

Table of Context

April 29, 2020

DIGITAL DREAM LABS, LLC



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Digital Dream Labs, LLC ("**DDL**", the "**Company**," "**we**," "**us**", or "**our**"). for the sole purpose of providing an annual as required by the U.S. Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at https://www.digitaldreamlabs.com **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 29, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto.

Digital Dream Labs, LLC is a Pennsylvania limited liability company, formed on July 27, 2012.

The Company is located at 100 South Commons, Pittsburgh, PA 15212, USA.

The Company's website is https://www.digitaldreamlabs.com.

The Company conducts business in Pennsylvania.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions and other factors beyond our control which could negatively impact the Company and potentially cause losses.

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. Even though the Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy, and which is insured by the Federal Deposit Insurance Corporation, these adverse conditions could affect the Company's financial condition and the results of its operations.

The Company has a limited operating history upon which you can evaluate its performance, and accordingly, its prospects must be considered in light of the risks that any new company encounters.
Although the Company became profitable in 2017, it is still in an early phase and there can be no assurance that it will remain profitable. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company's success depends on the experience and skill of its managers and officers, and the loss of any one of them could affect the Company's business.
In particular, the Company is dependent on H. Jacob Hanchar, who is the Chief Executive Officer of the Company, Josh Garcia, who is the Lead Artist, Bryan Gardiner, who is the Lead Game Developer, Josh Forester, who is the Product Manager, and Jordan King, who is Director of Marketing and Operations. The Company has or intends to enter into employment agreements with H. Jacob Hanchar, Josh Garcia, Bryan Gardiner, Josh Forester, and Jordan King, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of H. Jacob Hanchar or any managers or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to

8

develop such expertise could delay or halt the development and commercialization of the Services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission ("**FCC**") and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The Company may fail to improve its products in a competitive, demanding and rapidly changing environment.
To succeed in the competitive industry, the Company must continually improve its products to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which the Company must introduce and implement new technology. This requires a high level of innovation by the Company. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. For example, customers may find the Company's existing or future games not entertaining or not educational enough. Also, the Company may fail to successfully market its products. The Company must continue to respond to market demands or the Company's business operations may be adversely affected.

We may implement new lines of business or offer new products and services which may not be successful.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's competitors may have greater resources and superior expertise.
The Company's main competitors are Blockly, Mojang, ABCmouse, Tynker, and Osmo. Our competitors may have significantly greater financial, technical and human resources than we have and superior expertise in marketing. These competitors also compete with us in recruiting and retaining qualified personnel, and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their products similar to ours more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that the Company's products will achieve initial market acceptance and our ability to generate meaningful additional revenues.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in the industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Company's products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise the Company's confidential information or that of its customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of the Company's data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

From time to time, third parties may claim that the Company and/ or its products infringe their intellectual property rights.
Any dispute or litigation regarding patents, copyrights and trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any

material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, THE COMPANY IS SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.

BUSINESS

Description of the Business
The Company' game platform provides developers with a unique opportunity to connect the online world to real-world education. The Company's engaging, language and system-agnostic designs allow learners to interface with both on-screen environments and other devices, including educational robots, smart blocks, speakers and other smart devices such as drones.

Business Plan
Digital Dream Labs' current flagship product is the Puzzlets Starter Pack with Cork the Volcano. This consists of the Play Tray, RFID command tiles, and the ability to sync via Bluetooth to an iPad, making classroom integration easy. Puzzlet games are controlled by the arrangement of tiles in the play tray, creating 50-50 interaction between the physical and digital worlds.

Our current revenue steam is simple and similar to other gaming platforms. We offer a base that is priced at $99.99, educators get 10% off, that requires purchase of additional game tiles for each title priced in the neighborhood of $40. Once the equipment is installed, the parent or teacher can then download additional games for a fee. If the customer does not want to purchase hardware, then our content is downloadable for a subscription fee and will be expanded to be on several gaming delivery platforms by 2020 for the price of $10/student/year for all content.

We are designing our first game that will be "software-only" that will focus on middle school called "Monstrous Molecules". This game teaches chemistry basics required in middle school curriculum. This title will be available for $5/student/year. Monstrous Molecules will focus on Google Chromebooks, which represent more than 78% of the middle school computer market, but will run on WebGL and therefore will run on any browser on any desktop or mobile device.

With the acquisition of the assets of Anki, Inc. (see page 16), we are extending our business model into robotics as well.

The Company's Products

Product	Description	Current Market

Puzzlets	A physical Bluetooth accessory for your tablet or computer, that is used to play Puzzlets-specific games. Each game focuses on a traditionally "challenging" STEAM subject, such as coding, math, or color theory.	Schools and educational support organizations

Competition

DDL operates at the confluence of hardware, software and education, where the very nature of the industry creates nearly-insurmountable barriers to entry. Even though the market is highly desirable, manufacturing difficulties, capital needs, a lack of experts, and going-to-market challenges represent vast hurdles that kill most companies in this space. This can be seen in the number of primary-age EdTech startups and crowdfunded projects that fail to ever reach the mainstream. Though DDL's future is focused on software development, the Company's early successes in hardware opened the door to brand recognition and customer trust, leading to DDL's status an excellent platform for elementary learners. The company's primary competitors offer varying elements of DDL's comprehensive platform. Google's Blockly is a web-based, visual programming editor that uses free, open-source code to teach coding skills. Mojang, under parent company Xbox Game Studios, is the developer of the massively popular building game Minecraft. ABCmouse early learning games are free for classroom use and employ a SaaS model for at-home users. Tynker is a strictly on-line platform that focuses on teaching STEM topics. Osmo, a Byju company, is DDL's closest competitor, with outstanding marketing but, in our opinion, an inferior product.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Schools and educational support organizations form DDL's first-step client base. DDL's market-entry application, Puzzlets, is being utilized in 3400+ elementary schools in the United States and around the world. Client Profiles As an educational support agency, the Allegheny Intermediate Unit provides specialized services to Allegheny County's suburban school districts as well as non-public, charter and vocational-technical schools. The agency is a liaison with the Pennsylvania Department of Education and operates three schools for exceptional children, 11 family centers and about 130 programs for children, adults and families. The non-profit educational support organization of the Pittsburgh Penguins actively promotes physical well-being, encourages teamwork, stresses the value of education and provides essential life skills to young people in its community. Seminole County Public Schools (SCPS) consists of 37 Elementary Schools, 12 Middle Schools, 9 High Schools, 6 Special Centers, Seminole Virtual School and 4 Charter Schools in Seminole County. Korea International School provides state-of-the-art science, technology, engineering, arts, and mathematics (STEAM) transdisciplinary learning opportunities for international students ages Pre-K to 12th grade.

Supply Chain

Our molding, plastics, circuit boards, and assembly occur at our contracted facility Hoi Yip (https://www.hoiyip.com/) located in a town just north of Shenzhen. We export from China and import to the United States using the freight forwarding service, Expeditors (https://www.expeditors.com/). We store our product in a warehouse at BonTool (https://www.bontool.com/) located in Gibsonia, PA. We then ship product to customers from there.

Intellectual Property

The Company owns the following IP rights:

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Orga nization
14/215,840	Provisional Application	System and Method for Using Interconnecting Blocks as Input and Output for Electronic Devices	March 17, 2014	USA

Trademarks

Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5828186	IC 028. US 022 023 038 050. G & S: Children's educational toys for developing logic and sequencing, reading and comprehension, and mathematical skills.	PUZZLETS	January 29, 2019	August 6, 2019	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. For example, the FCC regulates the video game software capable of accessing or using an advanced communications service (ACS), and the Company has included solutions to eliminate barriers to accessibility for people with disabilities. Additionally, certain safeguards have to be put in place if a child is younger than 13 years old.

Litigation
None.

OFFICERS AND MANAGERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
H. Jacob Hanchar	Chief Executive Officer, Managing Member	Founder, Managing Member and Chief Executive Officer, Digital Dream Labs, LLC (February, 2015 – present)	• Carnegie Mellon University, MBA, 2013 • UCLA, PhD, Neuroscience, 2007 • UCLA, PhD, Medical and Molecular Pharmacology, 2007 • Penn State University, BS, 2002

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a

court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 15 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	LLC Units
Amount outstanding/Face Value	100,000
Voting Rights	Yes, 1 vote per LLC Unit
Anti-Dilution Rights	Yes

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	4630
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Convertible Note
Amount outstanding	$752,172.21
Interest Rate and Amortization Schedule	8%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	April 2, 2020

The Company has (i) a manufacturing line of credit with Bridgeway Capital in the amount of $225,000.00, and (ii) a revolving business credit line in the amount of $50,000.00 with PNC Bank. No debt is in default and the Company has not missed any of its payments.

Ownership
A majority of the Company is owned by Jacob Hanchar and Eric Silver.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

14

Name	Number and type/class of security held	Percentage ownership
H. Jacob Hanchar	41,160 LLC Units	41.16%
Eric Silver (through ALT Capital LLC)	25,330 LLC Units	25.33%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE (Simple Agreement for Future Equity)	$1,005,516	4630	General Working Capital	9/17/2019	Regulation CF
Convertible Note	$20,439.16	1	General Working Capital	6/22/17	Section 4(a)(2)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Recent Tax Return Information

The Company has extended the filing of its 2019 tax return as of the date of this report and filing. The Company has incurred losses since inception and will not have a tax liability for tax period 2019.

Operations

Digital Dream Labs, LLC (the "**Company**") was incorporated on July 27, 2012 under the laws of the State of Pennsylvania, and is headquartered in Pittsburgh, PA. The Company produces Puzzlets, a physical Bluetooth accessory for your tablet or computer, that is used to play specific games.

Liquidity and Capital Resources

As of the date of this Form C, we have $935,000 cash on hand, which gives the Company a 8-month runway. The Company has the following sources of capital: cash on hand, planned future monetization.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Acquisition of Anki

The Company recently purchased from certain creditors of Anki, Inc., a Delaware corporation ("***Anki***"), certain intellectual property and assets (such transaction, the "***Acquisition***"). Pursuant to the Acquisition, the Company has acquired certain intellectual property rights and assets, including the Anki platform (collectively, the "***Anki Assets***"), from DSI Assignments, LLC, a Delaware limited liability company ("***DSI***"). The Company acquired the Anki Assets as the highest bidder from an auction for a price of $10,000 (the "***Purchase Price***"), which was paid to (i) Hilco Streambank for brokerage fees, and (ii) DSI for the assumption of control and obligations of the Anki Assets. The Company believes the Acquisition will provide key marketing value as Anki had over 6 million customers. The Company believes the largest cost to the Acquisition is the taking on of licensing agreements from third parties like cloud services. The Purchase Price was not significant to the Company's balance sheet in terms of liability and did not make a serious change to the Company's runway or cash on hand.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
Financials

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENTS CERTIFICATION

I, H. Jacob Hanchar, the Chief Executive Officer and Managing Member of Digital Dream Labs, LLC (the "**Company**"), hereby certify that

(1) the Company's financial statements for two years ending December 2019 included in this Form C-AR are true and complete in all material respects; and

(2) that the information below accurately reflects the information which will be reported on the Company's federal income tax return filed for the fiscal year ended December 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2020.

DocuSigned by:
H. Jacob Hanchar
____________________(Signature)
F3B7320F5C0440D...

Name: H. Jacob Hanchar

Title: Chief Executive Officer, Managing Member

Date: April 29, 2020

Digital Dream Labs, LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 CASH Operating Account (8891)	607,971.80
1011 Bank of America Deposit	7,411.18
1015 Bank of America	19,677.04
Total Bank Accounts	**$635,060.02**
Accounts Receivable	
1200 RECEIVABLES	
1210 A/REC Retailers	294,321.33
Total 1200 RECEIVABLES	**294,321.33**
Total Accounts Receivable	**$294,321.33**
Other Current Assets	
1300 INVENTORIES	4,953.47
1310 INV - Finished Goods	-91,647.05
1315 INV - Work in Process	0.00
1320 INV - Raw Materials	127,875.00
1321 INV - RM - Batteries	0.00
1323 INV - RM - Play Tray ABS Housing	2.16
1324 INV - RM - Play Tray Components	0.00
1326 INV - RM - Molded Plastic Components	0.00
1327 INV - RM - Play Tray PCB	15,587.36
1329 INV - RM - Puzzlet Labels	0.00
1330 INV - RM - Puzzlet Tile Samples	0.00
1331 INV - RM - Puzzlet Tiles	30,909.38
1332 INV - RM - Product Box	0.00
1333 INV - RM - Shipping Collateral	0.00
1334 INV - RM - USB Cables	0.00
Other Inventory	967.84
Total 1320 INV - Raw Materials	**175,341.74**
Total 1300 INVENTORIES	**88,648.16**
Inventory Asset	-5,592.00
Total Other Current Assets	**$83,056.16**
Total Current Assets	**$1,012,437.51**
Fixed Assets	
1500 PROPERTY PLANT & EQUIPMENT	0.00
1520 PPE - Machinery & Equipment	69,900.00
1530 Trade Show Assets	5,318.16
1540 PPE - Computer Equipment	0.00
Total 1500 PROPERTY PLANT & EQUIPMENT	**75,218.16**

	TOTAL
1550 Accumulated Depreciation	-65,641.69
Total Fixed Assets	**$9,576.47**
TOTAL ASSETS	**$1,022,013.98**

LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 PAYABLES	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
2200 ACCRUED COMPENSATION & RELATED ITEMS	0.00
2500 ACCRUED TAXES	
2530 Sales tax payable	0.00
Total 2500 ACCRUED TAXES	**0.00**
2600 Loan Payable	-8,066.88
2610 Bridge Loan	247,725.52
Total 2600 Loan Payable	**239,658.64**
Total Other Current Liabilities	**$239,658.64**
Total Current Liabilities	**$239,658.64**
Long-Term Liabilities	
2700 LONG-TERM DEBT	0.00
2710 LTD - Notes Payable	0.00
2711 Convertible Debt-IW	0.00
2712 Convertible Debt-IW2	0.00
2713 Convertible Debt-CMU	0.00
2714 Convertible Debt-J. Hanchar 1	-17,419.06
2715 Convertible Debt- H. Thorne	0.00
2716 Convertible Debt- J. Hanchar 2	0.00
2717 Convertible Debt- J. Hanchar 3	0.00
2718 Convertible Debt- J. Hanchar 4	0.00
2719 Convertible Debt- A. Aloe	0.00
2720 Convertible Debt- J. Hanchar 5	0.00
2721 Convertible Debt- E. Silver	0.00
2722 Convertible Debt- J. Hanchar 6	0.00
2723 Convertible Debt- J. Hanchar 7	0.00
2724 Convertible Debt- D. Mawhinney	0.00
2725 Convertible Debt- S. Todorovich	0.00
2726 Convertible Debt- IW 3	0.00
2727 Convertible Debt- IW 4	0.00
Total 2710 LTD - Notes Payable	**-17,419.06**
Total 2700 LONG-TERM DEBT	**-17,419.06**
Total Long-Term Liabilities	**$ -17,419.06**
Total Liabilities	**$222,239.58**

	TOTAL
Equity	
3000 OWNER'S CAPITAL	
3100 Common Stock	
3110 Matt's Capital	12,000.00
Contributions	0.00
Total 3110 Matt's Capital	**12,000.00**
3112 Peter's Capital	0.00
Contributions	0.00
Total 3112 Peter's Capital	**0.00**
3114 Justin's Capital	0.00
Contributions	0.00
Total 3114 Justin's Capital	**0.00**
3116 AlphaLab's Equity	354,523.50
Contributions	0.00
Total 3116 AlphaLab's Equity	**354,523.50**
Total 3100 Common Stock	**366,523.50**
3300 Paid In Capital	-1,310,912.75
Total 3000 OWNER'S CAPITAL	**-944,389.25**
3118 Jacob's capital	748,902.93
3119 Alt Capital	173,590.62
3120 Aaron Clark capital	-12,659.00
3121 Caren Shalek capital	-3,797.00
3122 Rajkumar capital	-2,533.00
3123 Rachel Fisher capital	-1,899.00
3124 Jack Adams capital	-1,267.00
3125 Erin Cawley capital	-1,267.00
3126 CMU capital	58,142.47
3127 Henry Thorne capital	27,432.88
3128 Andrew Aloe capital	52,969.86
3129 Dave Mawhinney	25,887.67
3130 Steven Todorovich capital	25,887.67
3131 Common Stock	75,000.00
3132 Tim Chen capital	250,000.00
3900 Retained Earnings	-458,447.10
Opening Balance Equity	262,000.00
Net Income	526,218.65
Total Equity	**$799,774.40**
TOTAL LIABILITIES AND EQUITY	**$1,022,013.98**

Digital Dream Labs, LLC

INCOME STATEMENT

January 1, 2019 – December 31, 2019

	TOTAL
Income	
4000 REVENUE	
4005 REVENUE - Pre 2015	48.15
4010 OTHER REVENUE	48,950.00
4011 Revenue Starter Pack	800,985.24
4016 Other Primary Income	741.71
Total 4000 REVENUE	**850,725.10**
Sales of Product Income	32,307.06
Total Income	**$883,032.16**
Cost of Goods Sold	
5000 COST OF GOODS SOLD	
5020 COGS - Starter Pack	
5023 Shipping, Freight & Delivery - COS	251.12
Total 5020 COGS - Starter Pack	**251.12**
Total 5000 COST OF GOODS SOLD	**251.12**
Total Cost of Goods Sold	**$251.12**
GROSS PROFIT	**$882,781.04**
Expenses	
6000 OPERATING EXPENSES	
6200 Bank Charges	6,156.06
6300 Commissions & fees	955.23
6650 Insurance	915.15
6750 Professional Fees	10,740.00
6751 Consultant Fees	21,500.00
6755 Legal Fees	1,552.50
6760 Contractors	4,800.00
6761 Marketing Consultant	500.00
6762 Sales Consultant	2,044.57
Total 6750 Professional Fees	**41,137.07**
6800 License Expense	3,377.65
6850 Rent	2,842.00
6900 Meals and Entertainment	
6901 Travel Meals	15.05
Total 6900 Meals and Entertainment	**15.05**
6950 Office Expenses	10,712.40
6951 Membership Fees	34.88
6953 Parking	900.00
6956 Software	3,003.25
Total 6950 Office Expenses	**14,650.53**

	TOTAL
9000 Payroll Expenses	
9015 Payroll Processing Fees	119,599.86
9020 Payroll Taxes	84,121.51
Total 9000 Payroll Expenses	**203,721.37**
Total 6000 OPERATING EXPENSES	**273,770.11**
Shipping and delivery expense	163,539.39
Travel	1,725.00
Uncategorized Expense	417.30
Total Expenses	**$439,451.80**
NET OPERATING INCOME	**$443,329.24**
NET INCOME	**$443,329.24**

Digital Dream Labs

STATEMENT OF CASH FLOWS

January 1, 2019 - December 31, 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	443,329.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 RECEIVABLES:A/REC Retailers	72,393.00
2600 Loan Payable	-76,566.88
2610 Loan Payable:Bridge Loan	23,000.00
6956 OPERATING EXPENSES:Office Expenses:Software	-3,003.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**15,822.87**
Net cash provided by operating activities	**$459,152.11**
FINANCING ACTIVITIES	
2714 LONG-TERM DEBT:LTD - Notes Payable:Convertible Debt-J. Hanchar 1	-17,419.06
Net cash provided by financing activities	**$ -17,419.06**
NET CASH INCREASE FOR PERIOD	**$441,733.05**
Cash at beginning of period	190,323.72
CASH AT END OF PERIOD	**$632,056.77**